

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2024

Henrik Rouf
President and CEO
Nordicus Partners Corporation
280 South Beverly Dr.
Suite 505
Beverly Hills, CA 90212

> **Re: Nordicus Partners Corporation**
> **Registration Statement on Form S-1**
> **Filed December 10, 2024**
> **File No. 333-283709**

Dear Henrik Rouf:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest M. Stern